<SEQUENCE>2
[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

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
					       Three Months Ended		Nine Months Ended
                                             			September 30,		September 30
                                          			        1997	     1996		1997		1996
                                        			___________	_________	_______		_______
Primary
Average shares outstanding		   4,225,851	4,225,851	4,225,851	4,225,851

Net effect of dilutive stock options,
 based on thetreasury stock method
using average market price		      170,506	37,660		    163,957	10,129
					___________	___________	________	________

Total					4,396,357	4,263,511	4,389,808	4,235,980

Net earnings				$113,042	     $347,859	$354,657	$602,232

Primary per share amounts			        $.03	   $.08		         $.08	     $.14

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